Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
December 21, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy

Re:	Brookfield Infrastructure Partners L.P.
Registration Statement on Form 20-F
Filed July 31, 2007
File No. 001-33632
Ladies and Gentlemen:
     I refer to Amendment No. 5 to Brookfield Infrastructure Partners L.P.’s Registration Statement on Form 20-F (File No. 001-33632) (the “Registration Statement”) which was filed with the Commission today via EDGAR. We are transmitting herewith via EDGAR a copy of Exhibit 12.1 of the Registration Statement marked to show changes effected in this amendment.
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     Should any questions arise in connection with the filing, please contact the undersigned at (212) 310-8199.
Sincerely yours,
     /s/ Joshua Robinson
     Joshua Robinson

cc:	Andrew Schoeffler Tracey Houser Al Pavot Securities and Exchange Commission